UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

BIORELIANCE CORPORATION

(Name of Subject Company (Issuer))

BASEBALL ACQUISITION CORPORATION (Offeror)
INVITROGEN CORPORATION (Offeror Parent)

(Names of Filing Persons (Identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

090951104

(CUSIP Number of Class of Securities)

Gregory T. Lucier
President and Chief Executive Officer
INVITROGEN CORPORATION
1600 Faraday Avenue
Carlsbad, CA 92008
Telephone: (760) 603-7200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Mara H. Rogers, Esq.
Fulbright & Jaworski L.L.P.
666 Fifth Avenue
New York, New York 10103
Telephone: (212) 318-3000

Calculation of Filing Fee

Transaction Value	Amount of Filing Fee

Not applicable	Not applicable

[_]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing
	Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
	Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

               [X] third-party tender offer subject to Rule 14d-1.

               [  ] issuer tender offer subject to Rule 13e-4.
               [  ] going-private transaction subject to Rule 13e-3.
               [  ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

TABLE OF CONTENTS

Item 12: EXHIBITS
EXHIBIT INDEX
EX-(A)(5)(1)-JOINT PRESS RELEASE
EX-(A)(5)(2)-PRESENTATION MATERIALS FROM WEBCAST

Item 12:  EXHIBITS

(a)(5)(1)	Joint press release issued by Invitrogen Corporation and BioReliance, Inc. on December 24, 2003

(a)(5)(2)	Presentation materials from webcast hosted by Invitrogen Corporation and BioReliance Corporation on December 24, 2003

EXHIBIT INDEX

(a)(5)(1)	Joint press release issued by Invitrogen Corporation and BioReliance, Inc. on December 24, 2003

(a)(5)(2)	Presentation materials from webcast hosted by Invitrogen Corporation and BioReliance Corporation on December 24, 2003